

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

November 12, 2007

The Office of International Co
The Securities and Exchange C
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.



SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, these documents furnished herewith are being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Jun Zheng
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

November 12, 2007

A. SUSPENSION OF TRADING.

B. ANNOUNCEMENT ON PROPOSED ISSUANCE OF BONDS WITH WARRANTS IN MAINLAND CHINA AND RESUMPTION OF TRADING.

C. NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2007;
NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF DOMESTIC SHARES FOR THE YEAR 2007;
NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF H SHARES FOR THE YEAR 2007.

D. PROXY FORM FOR THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2007.

E. REPLY SLIP FOR THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2007.

F. PROXY FORM FOR THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF H SHARES FOR THE YEAR 2007.

G. REPLY SLIP FOR THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF H SHARES FOR THE YEAR 2007.

H. CIRCULAR: PROPOSED ISSUANCE OF BONDS WITH WARRANTS IN MAINLAND CHINA.



TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

SUSPENSION OF TRADING

At the request of Tsingtao Brewery Company Limited (the "Company"), trading of the shares in the Company has been suspended with effect from 9:30 a.m. on 9 November 2007 pending the release of an announcement in relation to price sensitive information of the Company.

By order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
8 November 2007

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*


TSINGTAO
青島啤酒

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON PROPOSED ISSUANCE OF BONDS WITH WARRANTS IN MAINLAND CHINA AND RESUMPTION OF TRADING

PROPOSED ISSUANCE OF BONDS WITH WARRANTS IN MAINLAND CHINA

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The Board of Directors announces that at the board meeting held on 9 November 2007, resolutions in relation to (I) the items of the proposal for the issuance of Bonds with Warrants in the Mainland China; (II) the feasibility of projects to be invested with the proceeds from the Proposed Issuance; and (III) the description prepared by the Board of Directors on the use of the proceeds from the previous issuance of 100,000,000 A Shares by Tsingtao Brewery in 2001, have been duly passed. The proposed issue of Bonds with Warrants is subject to (i) approval from Shareholders at the Shareholders' Meetings; and (ii) approval of the CSRC.

Trading in the H Shares of Tsingtao Brewery has been suspended with effect from 9:30 a.m. on Friday, 9 November 2007 pending the release of this announcement. Application has been made by Tsingtao Brewery to the Stock Exchange for the resumption of trading in the H Shares with effect from 9:30 a.m. on Monday, 12 November 2007.

Trading in the A Shares of Tsingtao Brewery on the Shanghai Stock Exchange has also been suspended with effect from 9:30 a.m. on Friday, 9 November 2007 pending disclosure of the above. A Shares of Tsingtao Brewery will also resume trading on the Shanghai Stock Exchange with effect from 9:30 a.m. on Monday, 12 November 2007.

A circular containing, among other things, details of the Proposed Issuance and notice to Shareholders

convening the Shareholders' Meetings will be dispatched to Shareholders as soon as practicable.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The Board of Directors announces that at the board meeting held on 9 November 2007, resolutions in relation to (I) the items of the proposal for the issuance of Bonds with Warrants

in the Mainland China; (II) the feasibility of projects to be invested with the proceeds from the Proposed Issuance; and (III) the description prepared by the Board of Directors on the use of the proceeds from the previous issuance of 100,000,000 A Shares by Tsingtao Brewery in 2001, have been duly passed. The proposed issue of Bonds with Warrants is subject to (i) approval of Shareholders at the Shareholders' Meetings; and (ii) approval of the CSRC.

I. THE PROPOSAL FOR THE ISSUANCE OF BONDS WITH WARRANTS IN THE MAINLAND CHINA

In accordance with the relevant provisions of the Company Law of the PRC, the Securities Law of the PRC, and the Administrative Measures for the Issuance of Securities by Listed Companies issued by the CSRC, the Board of Directors conducted a review and took the view that Tsingtao Brewery has satisfied the criteria for the issuance of Bonds with Warrants. The Board of Directors considered and approved the proposal for the issuance of the Bonds with Warrants. The major terms of the Proposed Issuance have been fixed, but it will be proposed at the Shareholders' Meetings to authorise the Board of Directors to determine the details of such terms based on market conditions.

Details of the proposal for the issuance of the Bonds with Warrants are as follows:

(1) Issuance size

This proposed issuance of Bonds with Warrants will be in an amount of not more than RMB1,500,000,000 with no more than 15,000,000 certificates of bonds to be issued. The subscriber of each bond certificate can obtain warrants issued by Tsingtao Brewery at nil consideration. It will be proposed at the Shareholders' Meetings to authorise the Board of Directors, subject to the condition that the aggregate amount of the proceeds raised after full exercise of the warrants attached to the bonds shall not exceed the total amount of the bonds proposed to be issued, to determine the details of the size of issuance and the number of warrants attached to the bonds based on market conditions.

(2) Issuance price

The Bonds with Warrants will be issued at par with a nominal value of RMB100 each. The warrants attached to the bonds are to be distributed to the subscribers of the bonds on a pro rata basis at no consideration.

(3) Issuance target

The issuance target is institutional investors having maintained shareholders' account for ordinary shares in RMB (A Shares) at the Shanghai Stock Exchange and the public investors (except for those prohibited under the laws and regulations of the State).

(4) Method of issuance

The Bonds with Warrants will be issued in the PRC. Existing holders of Tsingtao Brewery's A Shares are entitled to preferential subscription rights in respect of the Proposed Issuance. It will be proposed at the Shareholders' Meetings to authorise the Board of Directors to determine the actual preferential subscription ratio based on actual conditions. Such ratio will be disclosed in the Offering Memorandum.

The portion not taken up by existing holders of Tsingtao Brewery's A Shares and net the remaining portion which may be preferentially subscribed by existing holders of Tsingtao Brewery's A Shares will be issued to qualified investors according to market conditions.

(5) Term of the bonds

6 years from the date of issuance of the Bonds with Warrants.

(6) Interest rate of the bonds

It will be proposed at the Shareholders' Meetings to authorise the Board of Directors to determine the interest rate and the method of determining the interest rate according to market conditions together with the lead underwriter(s). The interest rate will be disclosed in the Offering Memorandum.

(7) Method and term of repayment for interest of the bonds

Interest will be paid once a year after the date of issuance. Within 5 trading days after the expiry date of the bonds issued under the Proposed Issuance, Tsingtao Brewery will repay all the matured bonds according to the nominal value of the bonds together with interest accrued for the period concerned.

(8) Term of redemption of the bonds

If there is a change in the application of the proceeds from the Proposed Issuance and which is regarded by the relevant requirements of the CSRC as a change of use of proceeds, then the holders of the bonds are entitled to demand redemption of the bonds by Tsingtao Brewery at the nominal value together with the interest accrued for the period concerned for one time.

(9) Guarantee

It will be proposed at the Shareholders' Meetings to authorise the Board of Directors to determine whether a guarantee is required based on market conditions, and to complete the relevant matters accordingly.

(10) Term of the Warrants

18 months from the listing of the Warrants at the Shanghai Stock Exchange.

(11) Conversion period of the Warrants

The last 5 trading days prior to the end of the term of the warrants.

(12) Proportion of exercise rights for the Warrants

The proportion of exercise rights for the warrants attached to this proposed issuance is not less than 2:1, i.e. two warrants represent the conversion rights to not more than one A Share issued by Tsingtao Brewery. It will be proposed at the Shareholders' Meetings to authorize the Board of Directors to determine the actual proportion of exercise rights of the warrants attached to the Proposed Issuance based on market conditions. The proportion of exercise rights will be disclosed in the Offering Memorandum.

(13) Exercise price of the Warrants

The exercise price of warrants which represents 1 A Share of Tsingtao Brewery will be determined according to the following principles: the exercise price shall not be lower than the average price of: Tsingtao Brewery's A Shares as quoted for 20 trading days before the date of issuance of the Offering Memorandum and the average price of Tsingtao Brewery's A Shares 1 trading day before the date of issuance of the Offering Memorandum, TsingtaoBrewery's H Shares as quoted for 20 trading days before the date of issuance of the Offering Memorandum and the average price of Tsingtao Brewery's H Shares 1 trading day before the date of issuance of the Offering Memorandum. The details of the exercise price and the method of determination will be proposed at the Shareholders' Meetings to authorise the Board of Directors for determination based on market conditions, relevant regulations and negotiations with the lead underwriter(s) to the extent of the scope set out hereinabove.

(14) Adjustment of the exercise price and the proportion of exercise rights of the

Warrants

During the term of the Warrants, in the event that the trading of A Shares of Tsingtao Brewery is on ex-rights or ex-dividend basis, the exercise price and the proportion of exercise rights for the Warrants shall be adjusted accordingly.

1. When the trading of A Shares of Tsingtao Brewery is on ex-rights basis, the exercise price and the proportion of exercise rights for the Warrants shall be adjusted according to the formula as follows: New exercise price = Existing exercise price x (the reference price of A Shares of Tsingtao Brewery on the ex-rights day/ the closing price of A Shares of Tsingtao Brewery on the trading day before the ex-rights day);

   New proportion of exercise rights = Existing proportion of exercise rights x (the closing price of A Shares of Tsingtao Brewery on the trading day before the ex-rights day/ the reference price of A Shares of Tsingtao Brewery on the ex-rights day).

2. When the trading of A Shares of Tsingtao Brewery is on ex-dividend basis, the proportion of exercise rights for the Warrants remained unchanged, and the exercise price shall be adjusted according to the formula as follows:

   New exercise price = Existing exercise price x (the reference price of A Shares of Tsingtao Brewery on the ex-dividend day/ the closing price of A Shares of Tsingtao Brewery on the trading day before the ex-dividend day).

(15) Use of proceeds from the Proposed Issuance

It is intended that, the proceeds from the Proposed Issuance of Bonds with Warrants will be applied to the following projects:

1. Project of Tsingtao Brewery (Xuzhou) Pengcheng Co., Ltd. on establishing a new beer production base with annual output capacity of 2,000,000 hl;
2. Project of Tsingtao Brewery No. 3 Co., Ltd. on establishing a new beer production base with annual output capacity of 3,000,000 hl;
3. Project of Tsingtao Brewery (Rizhao) Co., Ltd. on establishing a new beer production base with annual output capacity of 2,000,000 hl;
4. Project of Tsingtao Brewery (Jinan) Co., Ltd. on establishing a new beer production base with annual output capacity of 3,000,000 hl;
5. Project of Tsingtao Brewery (Chengdu) Co., Ltd. on establishing a new beer production base with annual output capacity of 1,000,000 hl;
6. Project on expansion of Tsingtao Brewery malt factory to increase its malt production capacity by 100,000 tonnes;

An amount of RMB1,924,000,000 is required for the above projects and it is intended that RMB1,500,000,000 will come from the proceeds raised from the Proposed Issuance. In the event that the availability of the proceeds from the Proposed Issuance is inconsistent with the timing for funding requirements for the projects, Tsingtao Brewery will firstly invest in such projects with other available funding based on actual conditions, and the funding of which will be replaced by the proceeds from the Proposed Issuance once available. When the proceeds are available, Tsingtao Brewery will prioritise their use according to the needs of the projects as stated above.

If the proceeds raised from the Proposed Issuance are not entirely sufficient to finance the above projects, Tsingtao Brewery will use other ways of financing based on actual needs. Any surplus from the proceeds will be applied to supplement working capital.

The proceeds raised from the Warrants will not be more than the proceeds from the Proposed Issuance of Bonds with Warrants, i.e. RMB1,500,000,000. It is intended that RMB700,000,000 will be invested in the new establishment or expansion of beer production bases in Shandong, Guangdong, Jiangxi and Fujian; and RMB800,000,000 will be invested in the acquisition of other beer production enterprises in the PRC based on market conditions and negotiation results.

Tsingtao Brewery has set up a system to administer the use of proceeds. The proceeds will be deposited in a specific account for the proceeds as determined by the Board of Directors.

(16) Validity of the resolution on the Proposed Issuance

The resolutions approving the Proposed Issuance to be passed at the Shareholders' Meetings will be valid for 12 months, starting from the date of the passing of the resolutions.

(17) Authorisations to the Board of Directors to complete matters related to the Proposed Issuance

To ensure the successful implementation of the Proposed Issuance, it is proposed at the Shareholders' Meetings to authorise the Board of Directors to complete the matters related to the Proposed Issuance, including but not limited to:

1. subject to the laws, regulations and other regulatory documents and to the extent of the scope as permitted by the Articles of Association, determining the specific terms and proposal prior to the issuance in accordance with the requirements of the regulatory authorities and in view of the actual conditions of Tsingtao Brewery, to formulate and implement the final proposal for the Bonds with Warrants and to decide on the timing of such issuance;
2. determining the specific arrangements on the use of proceeds as stated above based on actual conditions. For example, subject to the prevailing applicable laws in the PRC, if the PRC government announces new regulations in relation to the issue of Bonds with Warrants, or the regulatory authorities have new requirements, or there are changes in market conditions, the Board of Directors will adjust the issuance proposal and use of proceeds in accordance with the requirements of the State and regulatory authorities and based on market conditions;
3. producing, amending and filing the application materials of the Proposed Issuance according to the requirements of the securities regulatory authorities;
4. amending, supplementing, executing, submitting, reporting and implementing important documents such as contracts and agreements (including but not limited to underwriting and sponsorship agreements and agreements relating to projects financed by proceeds of the issue) during the course of the Proposed Issuance;
5. engaging the sponsors (lead underwriters) and other intermediaries and completing other matters relating to the Proposed Issuance;
6. completing matters relating to the listing of the Bonds with Warrants;
7. determining the specific arrangements for the establishment or expansion projects, and specific acquisition and merger targets which will involve the use of proceeds from the Proposed Issuance; and to formulate and implement the corresponding acquisition and merger proposals;
8. after the period for exercising the warrants, amending the relevant provisions of the Articles of Association, and to complete the filing and change of registration based on actual exercise conditions.

Items 1 – 6 of the above authorisations shall be effective within one year after the same have been considered and passed at the Shareholders' Meetings, while items 7 and 8 shall be effective during the term of the relevant events.

The proposed issue of the Bonds with Warrants is subject to the obtaining of the approvals from the Shareholders at the Shareholders' Meetings and the approval of the CSRC.

II. THE FEASIBILITY OF THE PROJECTS TO BE INVESTED WITH THE PROCEEDS FROM THE PROPOSED ISSUANCE

It is intended that the proceeds of RMB1,500,000,000 from the issuance of Bonds with Warrants will be applied to the projects of Tsingtao Brewery (Xuzhou) Pengcheng Co., Ltd., Tsingtao Brewery No. 3 Co., Ltd., Tsingtao Brewery (Rizhao) Co., Ltd., Tsingtao Brewery (Jinan) Co., Ltd. and Tsingtao Brewery (Chengdu) Co., Ltd. on establishing new beer production bases and project on expansion of malt factory. The proceeds raised from the Warrants will not be more than RMB1,500,000,000. It is intended that RMB700,000,000 will be invested in the new establishment or expansion of beer production bases in Shandong, Guangdong, Jiangxi and Fujian; and RMB800,000,000 will be invested in the acquisition of other beer production enterprises in the PRC based on market conditions and negotiation results.

1. Project of Tsingtao Brewery (Xuzhou) Pengcheng Co., Ltd. on establishing a new beer production base with annual output capacity of 2,000,000 hl

In order to meet the market demand in Xuzhou area, Tsingtao Brewery proposes to establish a new beer production base with annual output capacity of 2,000,000 hl by increasing investment in Tsingtao Brewery (Xuzhou) Pengcheng Co., Ltd., with a total investment of RMB240,000,000, to be contributed fully from the proceeds raised from the issue. Under the preliminary estimation of Tsingtao Brewery, upon reaching the said annual output capacity, the internal rate of return of the project will be 12%, and its static investment recovery period will be 7 years.

2. Project of Tsingtao Brewery No. 3 Co., Ltd. on establishing a new beer production base with annual output capacity of 3,000,000 hl

In order to meet the local market demand, Tsingtao Brewery proposes to establish a new beer production base with annual output capacity of 3,000,000 hl by increasing investment in Tsingtao Brewery No. 3 Co., Ltd., with a total investment of RMB294,000,000, of which RMB220,000,000 will be contributed from the proceeds raised from the issue. Under the preliminary estimation of Tsingtao Brewery, upon reaching the said annual output capacity, the internal rate of return of the project will be 14%, and its static investment recovery period will be 7 years.

3. Project of Tsingtao Brewery (Rizhao) Co., Ltd. on establishing a new beer production base with annual output capacity of 2,000,000 hl

In order to meet the market demand in Rizhao area, Tsingtao Brewery proposes to establish a new beer production base with annual output capacity of 2,000,000 hl by increasing investment in Tsingtao Brewery (Rizhao) Co., Ltd., with a total investment of RMB280,000,000, to be contributed fully from the proceeds raised from the issue. Under the preliminary estimation of Tsingtao Brewery, upon reaching the said annual output capacity, the internal rate of return of the project will be 20%, and its static investment recovery period will be 6 years.

4. Project of Tsingtao Brewery (Jinan) Co., Ltd. on establishing a new beer production base with annual output capacity of 3,000,000 hl

In order to meet the market demand in Jinan area, Tsingtao Brewery proposes to

establish a new beer production base with annual output capacity of 3,000,000 hl by increasing investment in Tsingtao Brewery (Jinan) Co., Ltd., with a total investment of RMB560,000,000, of which RMB360,000,000 will be contributed from the proceeds raised from the issue. Under the preliminary estimation of Tsingtao Brewery, upon reaching the said annual output capacity, the internal rate of return of the project will be 19%, and its static investment recovery period will be 6 years.

5. **Project of Tsingtao Brewery (Chengdu) Co., Ltd. on establishing a new beer production base with annual output capacity of 1,000,000 hl**

   In order to meet the market demand in Chengdu area, Tsingtao Brewery proposes to establish a new beer production base with annual output capacity of 1,000,000 hl by increasing investment in Tsingtao Brewery (Chengdu) Co., Ltd., with a total investment of RMB249,800,000, of which RMB50,000,000 will be contributed from the proceeds raised from the issue. Under the preliminary estimation of Tsingtao Brewery, upon reaching the said annual output capacity, the internal rate of return of the project will be 14%, and its static investment recovery period will be 7 years.

6. **Project on expansion of Tsingtao Brewery malt factory**

   In order to meet the increasing demand for beer output, Tsingtao Brewery proposes to expand the malt factory to increase its malt production capacity by 100,000 tonnes, with a total investment of RMB350,000,000, to be contributed fully from the proceeds raised from the issue. Under the preliminary estimation of Tsingtao Brewery, upon reaching the output capacity, the internal rate of return of the project will be 11%, and its static investment recovery period will be 10 years.

According to the future development strategy of Tsingtao Brewery, in order to strengthen and expand the core brewery business of Tsingtao Brewery and increase the market share of Tsingtao Brewery in brewery industry, Tsingtao Brewery intends to apply the proceeds from the Warrants in the new establishment or expansion of beer production bases in Shandong, Guangdong, Jiangxi and Fujian, and the acquisition of other beer production enterprises in the PRC based on market conditions, so as to increase the market competitiveness of Tsingtao Brewery and to continue to increase its brand influence.

The Board of Directors is of the view that the projects proposed to be invested through the Proposed Issue are in line with the development strategy of Tsingtao Brewery. Once the projects commence operation, they will assist Tsingtao Brewery to further develop its core businesses, increase its scale of operation, and enhance its competitiveness and capability for sustainable development. The use of proceeds from the Proposed Issuance is practical and feasible.

III. THE DESCRIPTION PREPARED BY THE BOARD OF DIRECTORS ON THE USE OF PROCEEDS FROM THE PREVIOUS ISSUANCE OF 100,000,000 A SHARES BY TSINGTAO BREWERY IN 2001

For details, please refer to the overseas regulatory announcement published on the date hereof.

On 9 November 2007, PricewaterhouseCoopers issued the PricewaterhouseCoopers Zhong Tian Te Shen Zi (2007) No. 519 "*Audit Report on the Use of Proceeds from the Previous Issuance of Tsingtao Brewery Company Limited*" to Tsingtao Brewery.

IV. IMPLICATION UNDER THE LISTING RULES

Tsingtao Brewery confirms that new A Shares to be issued for exercising the Warrants, when aggregated with all other equity securities which remain to be issued on the exercise of the subscription rights shall not exceed 20% of the total number of issued A Shares in

Tsingtao Brewery at the time of issuing the Warrants. Such new A Shares will be issued under the special mandate approved by the Shareholders at the Shareholders' Meetings. The term of the Warrants is 18 months since the listing of the Warrants on the Shanghai Stock Exchange. Accordingly, the Proposed Issuance is in compliance with Rule 15.02 of the Listing Rules.

Assuming the Warrants are to be fully exercised, Tsingtao Brewery will issue not more than 130,630,000 A Shares and the percentage of H Shares will be reduced from approximately 50.07% of the current share capital of Tsingtao Brewery to not less than approximately 45.53% of the enlarged share capital of Tsingtao Brewery. There is no outstanding warrants as at the date of this announcement.

Tsingtao Brewery confirms that if any of the issuance targets are connected persons of Tsingtao Brewery at the time of issuing the Bonds with Warrants (including Tsingtao Brewery Group Company Limited, Tsingtao Brewery's controlling shareholder holding a 30.56% interest in Tsingtao Brewery), and exercises its right and subscribes for the Bonds with Warrants under the Proposed Issuance, Tsingtao Brewery will comply with the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules (if applicable). As far as Tsingtao Brewery is aware, having made all reasonable enquiries, no Shareholder which has a material interest is required to abstain from voting at the Shareholders' Meetings.

Trading in the H Shares of Tsingtao Brewery has been suspended with effect from 9:30 a.m. on Friday, 9 November 2007 pending the release of this announcement. Application has been made by Tsingtao Brewery to the Stock Exchange for the resumption of trading in the H Shares with effect from 9:30 a.m. on Monday, 12 November 2007.

Trading in the A Shares of Tsingtao Brewery on the Shanghai Stock Exchange has also been suspended with effect from 9:30 a.m. on Friday, 9 November 2007 pending disclosure of the above. A Shares of Tsingtao Brewery will also resume trading on the Shanghai Stock Exchange with effect from 9:30 a.m. on Monday, 12 November 2007.

A circular containing, among other things, details of the Proposed Issuance and notice to Shareholders convening the Shareholders' Meetings will be dispatched to Shareholders as soon as practicable.

V. IMPLICATION UNDER PRC LAWS AND REGULATIONS

Under the relevant PRC laws and regulations, the proposed issue of Bonds with Warrants is subject to (i) approval from Shareholders at the Shareholders' Meetings; and (ii) approvals from the relevant PRC regulatory authorities.

VI. DEFINITIONS

In this announcement, the following expressions have the following meaning unless the context requires otherwise:

"A Shares"	Renminbi-denominated ordinary domestic shares with nominal value of RMB1.00 each in the share capital of Tsingtao Brewery and which are listed on the Shanghai Stock Exchange
"Articles of Association"	the articles of association of Tsingtao Brewery
"Board of Directors"	the board of directors of Tsingtao Brewery
"Bonds with Warrants"	up to RMB1,500,000,000 in the principal amount of bonds with detachable warrants which are convertible

	into new A Shares of Tsingtao Brewery, proposed to be issued by Tsingtao Brewery within the Mainland China and to be listed on the Shanghai Stock Exchange
"CSRC"	the China Securities Regulatory Commission of the PRC
"connected person"	has the meaning ascribed to it in the Listing Rules
"Domestic Shares"	Shares issued by Tsingtao Brewery under PRC law, the par value of which is denominated in Renminbi, and which are subscribed for in Renminbi
"Domestic Shareholders' EGM"	the extraordinary general meeting for the holders of the Domestic Shares of Tsingtao Brewery to be held on 27 December 2007 at 10:00 a.m. (or immediately after the EGM) at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, PRC
"EGM"	the extraordinary general meeting of Tsingtao Brewery to be held on 27 December 2007 at 9:00 a.m. at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, PRC
"H Shares"	overseas listed foreign shares in the Tsingtao Brewery's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange
"H Shareholders' EGM"	the extraordinary general meeting for the holders of H Shares of Tsingtao Brewery to be held on 27 December 2007 at 10:30 a.m. (or immediately after the Domestic Shareholders' EGM) at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, PRC
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Mainland China"	the PRC excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"Offering Memorandum"	the offering memorandum in relation to the Proposed Issuance
"PRC"	the People's Republic of China
"Proposed Issuance"	the proposed issuance of the Bonds with Warrants
"RMB"	Renminbi, the lawful currency of PRC
"Share(s)"	the H Share(s) and A Share(s) of Tsingtao Brewery
"Shareholders"	holders of the Shares

"Shareholders' Meetings"	the EGM, the Domestic Shareholders' EGM and the H Shareholders' EGM
"Tsingtao Brewery"	Tsingtao Brewery Company Limited
"Warrants"	detachable warrants that comes with the Bonds with Warrants, convertible into new A Shares of Tsingtao Brewery and which will be listed and tradable on the Shanghai Stock Exchange

Board of Directors
Tsingtao Brewery Company Limited

Qingdao, the People's Republic of China
9 November 2007

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*



TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2007

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting for the year 2007 (the "EGM") is convened by the Board of Directors of Tsingtao Brewery Company Limited ("Tsingtao Brewery") to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, the People's Republic of China at 9:00 a.m. on 27 December 2007 for the following purposes:

BY WAY OF SPECIAL RESOLUTIONS:

1. To consider item by item the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants", including:
   (1) Issuance size
   (2) Issuance price
   (3) Issuance target
   (4) Method of issuance
   (5) Term of the bonds
   (6) Interest rate of the bonds
   (7) Method and term of repayment for interest of the bonds
   (8) Term of redemption of the bonds
   (9) Guarantee
   (10) Term of the warrants
   (11) Conversion period of the warrants
   (12) Proportion of exercise rights for the warrants
   (13) Exercise price of the warrants
   (14) Adjustment of the exercise price and the proportion of exercise rights of the warrants
   (15) Use of proceeds from the proposed issuance
   (16) Validity of the resolution on the proposed issuance
   (17) Authorisations to the Board of Directors to complete matters related to the proposed issuance.

   If any of the above 17 sub-resolutions is not passed by two-third of voting rights held by shareholders who attend the EGM, the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants" shall not be passed. The implementation of the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants" is also required to be approved at the extraordinary general meeting for holders of domestic shares and the extraordinary general meeting for holders of H shares of Tsingtao Brewery.

BY WAY OF ORDINARY RESOLUTIONS:

2. To consider the "Resolution relating to the Feasibility of the Projects to be Invested with the Proceeds from the Proposed Issuance"

3. To consider the "Description Prepared by the Board of Directors on the Use of Proceeds from the Previous Issuance"

For details of the above three resolutions, please refer to the "Announcement on Resolutions of the Extraordinary Meeting of the Fifth Session of the Board of Directors" and the "Description Prepared by the Board of Directors on the Use of Proceeds from the Previous Issuance" published on the date hereof.

Voting at the EGM will be conducted both on site and via the Internet. Holders of the domestic shares may exercise his/her voting rights via the trading system of the Shanghai Stock Exchange during the time for voting via the Internet. Where a holder of the domestic shares casts more than one vote for the same share, the following rules shall apply: only one voting method can be chosen for voting under the same share; if more than one vote is repeatedly cast for the same share on site, via the Internet or by other means, the first voting result shall prevail. The time for voting via the Internet will be from 9:30 to 11:30 and from 13:00 to 15:00 on 27 December 2007.

By order of the Board

Yuan Lu

Company Secretary

Qingdao, the People's Republic of China
9 November 2007

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF DOMESTIC SHARES FOR THE YEAR 2007

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting for holders of domestic shares for the year 2007 (the "Domestic Shareholders' EGM") is convened by the Board of Directors of Tsingtao Brewery Company Limited ("Tsingtao Brewery") to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, the People's Republic of China at 10:00 a.m. (or immediately after the EGM) on 27 December 2007 for the following purposes:

BY WAY OF SPECIAL RESOLUTIONS:

1. To consider item by item the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants", including:
   (1) Issuance size
   (2) Issuance price
   (3) Issuance target
   (4) Method of issuance
   (5) Term of the bonds
   (6) Interest rate of the bonds
   (7) Method and term of repayment for interest of the bonds
   (8) Term of redemption of the bonds
   (9) Guarantee
   (10) Term of the warrants
   (11) Conversion period of the warrants
   (12) Proportion of exercise rights for the warrants
   (13) Exercise price of the warrants
   (14) Adjustment of the exercise price and the proportion of exercise rights of the warrants
   (15) Use of proceeds from the proposed issuance
   (16) Validity of the resolution on the proposed issuance
   (17) Authorisations to the Board of Directors to complete matters related to the proposed issuance.

If any of the above 17 sub-resolutions is not passed by two-third of voting rights held by shareholders who attend the Domestic Shareholders' EGM, the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants" shall not be passed. The implementation of the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants" is also required to be approved during the EGM and the extraordinary general meeting for holders of H shares of Tsingtao Brewery.

By order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
9 November 2007

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF H SHARES FOR THE YEAR 2007

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting for holders of H Shares for the year 2007 (the "H Shareholders' EGM") is convened by the Board of Directors of Tsingtao Brewery Company Limited ("Tsingtao Brewery") to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, the People's Republic of China at 10:30 a.m. (or immediately after the Domestic Shareholders' EGM) on 27 December 2007 for the following purposes:

BY WAY OF SPECIAL RESOLUTIONS:

1. To consider item by item the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants", including:

   (1) Issuance size

   (2) Issuance price

   (3) Issuance target

   (4) Method of issuance

   (5) Term of the bonds

   (6) Interest rate of the bonds

   (7) Method and term of repayment for interest of the bonds

   (8) Term of redemption of the bonds

   (9) Guarantee

   (10) Term of the warrants

   (11) Conversion period of the warrants

   (12) Proportion of exercise rights for the warrants

   (13) Exercise price of the warrants

   (14) Adjustment of the exercise price and the proportion of exercise rights of the warrants

   (15) Use of proceeds from the proposed issuance

   (16) Validity of the resolution on the proposed issuance

   (17) Authorisations to the Board of Directors to complete matters related to the proposed issuance.

If any of the above 17 sub-resolutions is not passed by two-third of voting rights held by shareholders who attend the H Shareholders' EGM, the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants" shall not be passed. The implementation of the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants" is also required to be approved during the EGM and the Domestic Shareholders' EGM of Tsingtao Brewery.

By order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
9 November 2007

Notes:

1. **Eligibility for attending the shareholders' meetings**

   Holders of Tsingtao Brewery's H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of Tsingtao Brewery's domestic shares whose names appear on the register of members maintained by the China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Tuesday, 27 November 2007 are eligible to attend the EGM.

   Holders of Tsingtao Brewery's H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 27 November 2007 are eligible to attend the H Shareholders' EGM. Holders of Tsingtao Brewery's domestic shares whose names appear on the register of members maintained by the China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Tuesday, 27 November 2007 are eligible to attend the Domestic Shareholders' EGM.

2. **Proxy**

   (1) A member eligible to attend and vote at the shareholders' meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of Tsingtao Brewery.

   (2) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

   (3) To be valid, the power of attorney or other authorisation document(s) which have been notarized together with the form of proxy must be delivered, in the case of holders of domestic shares, to Tsingtao Brewery, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time appointed for the holding of the shareholders' meeting.

   (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3. **Registration procedures for attending the shareholders' meetings**

   (1) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

   (2) Shareholders intending to attend the shareholders' meetings should return the reply slip for attending the EGM, the Domestic Shareholders' EGM and H Shareholders' EGM to Tsingtao Brewery on or before Friday, 7 December 2007.

   (3) Shareholders may send the reply slip to Tsingtao Brewery in person, by post or by fax.

4. **Closure of Registers of Members**

   The registers of members of H Shares of Tsingtao Brewery will be closed from Wednesday, 28 November 2007 to Thursday, 27 December 2007 (both dates inclusive). Holders of H shares who intend to attend the EGM and the H Shareholders' EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the share registrar of H Shares of Tsingtao Brewery, at or before 4:00 on Tuesday, 27 November 2007.

5. **Other Matters**

(1) The shareholders' meeting is expected to last half a day. Shareholders who attend the meeting shall bear their own travelling and lodging expenses.

(2) The address of the share registrar for H Shares of Tsingtao Brewery, Hong Kong Registrars Limited, is at Rooms 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(3) The business address of Tsingtao Brewery is at:

Tsingtao Beer Tower, May Fourth Square, Hongkong Road Central, Qingdao, the People's Republic of China

Postal code: 266071

Telephone No.: (+86) 532 8571 3831

Facsimile No.: (+86) 532 8571 3240

Directors of the Company as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*



TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

PROXY FORM FOR THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2007

Number of Shares related to this proxy form (Note 1) ______

I/We (Note 2) ______________________________

of ______________________________

being the registered holder(s) of ____________ Domestic Share(s)/ H Share(s) (Note 3) of RMB 1.00 each in Tsingtao Brewery Company Limited ("Tsingtao Brewery") hereby appoint (Note 4) ______________________________

(I.D. No.: ____________ of ______________________________

______________________________ Tel. No.: ____________)/

the chairman of the meeting as my/our proxy(ies) to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the first extraordinary general meeting for the year 2007 ("EGM") to be held at 9:00 a.m. on Thursday, 27 December 2007 at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, the People's Republic of China for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the EGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

		RESOLUTIONS	FOR (Note 5)	AGAINST (Note 5)
Special Resolution				
1.	To consider item by item the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants"			
	(1)	Issuance size		
	(2)	Issuance price		
	(3)	Issuance target		
	(4)	Method of issuance		
	(5)	Term of the bonds		
	(6)	Interest rate of the bonds		
	(7)	Method and term of repayment for interest of the bonds		
	(8)	Term of redemption of the bonds		
	(9)	Guarantee		
	(10)	Term of the warrants		
	(11)	Conversion period of the warrants		
	(12)	Proportion of exercise rights for the warrants		
	(13)	Exercise price of the warrants		
	(14)	Adjustment of the exercise price and the proportion of exercise rights of the warrants		
	(15)	Use of proceeds from the proposed issuance		
	(16)	Validity of the resolution on proposed issuance		
	(17)	Authorisations to the Board of Directors to complete matters related to the proposed issuance		
Ordinary Resolutions				
2.	To consider the "Resolution relating to the Feasibility of the Projects to be Invested with the Proceeds from the Proposed Issuance"			
3.	To consider the "Description Prepared by the Board of Directors on the Use of Proceeds from the Previous Issuance"			

Date: ______________________

Signature(s): ______________________ (Note 6)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Tsingtao Brewery registered in your name(s).
2. Please insert full name(s) and address(es) in BLOCK LETTERS.
3. Please delete as appropriate.
4. Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Tsingtao Brewery, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
5. Attention: If you wish to vote FOR any resolution, please indicate with a " √ " in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a " √ " in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.
6. This form of proxy must be signed under hand by you or your attorney duly authorized on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.
7. This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be deposited at Tsingtao Brewery (for holders of Domestic Shares) at Tsingtao Beer Tower, May Fourth Square, Hongkong Road Central, Qingdao, the People's Republic of China (Postal Code: 266071) or Hong Kong Registrars Limited (for holders of H Shares) at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong at least 24 hours before the time designated for the holding of the EGM.



TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

REPLY SLIP FOR THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2007

I/We[(1)] ____

of ______________________________ Tel. No: ______________________

being the holder(s) of[(2)] ______________ Domestic Share(s) / H Share(s) [(2)] of RMB1.00 each in the capital of Tsingtao Brewery Company Limited ("Tsingtao Brewery") hereby confirm that I/we or my/our proxy wish to attend the first extraordinary general meeting of Tsingtao Brewery for the year 2007 to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, the People's Republic of China at 9:00 a.m. on Thursday, 27 December 2007.

Signature(s): ______________________

Date: ______________________

Notes:

1. Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in BLOCK LETTERS.
2. Please delete as appropriate and insert the number of shares registered under your name(s).
3. The completed and signed reply slip should be delivered to Tsingtao Brewery by hand, by post or by fax at Tsingtao Beer Tower, May Fourth Square, Hongkong Road Central, Qingdao, the People's Republic of China (Postal Code: 266071) (Fax no.: (+86) 532 8571 3240) such that the same shall be received by Tsingtao Brewery on or before Friday, 7 December 2007. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the extraordinary general meeting.

TSINGTAO BREWERY COMAPANY LIMITED File No.: 82 - 4021

Document F



TSINGTAO

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

PROXY FORM FOR THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF H SHARES FOR THE YEAR 2007

Number of Shares related to this proxy form (Note 1)

I/We (Note 2) ______________________________

of ______________________________

being the registered holder(s) of ______________________________

H Share(s) of RMB 1.00 each in Tsingtao Brewery Company Limited ("Tsingtao Brewery") hereby appoint (Note 3) ______________________________

____

(I.D. No.: ______________________ of ______________________________

______________________________ Tel. No.: ______________________)/

the chairman of the meeting as my/our proxy(ies) to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the first extraordinary general meeting for holders of H Shares of Tsingtao Brewery for the year 2007 ("H Shareholders' EGM") to be held at 10:30 a.m. (or immediately after the extraordinary general meeting for holders of domestic shares) Thursday, 27 December 2007 at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, the People's Republic of China for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the H Shareholders' EGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

		RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
Special Resolution				
1.	To consider item by item the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants"			
	(1)	Issuance size		
	(2)	Issuance price		
	(3)	Issuance target		
	(4)	Method of issuance		
	(5)	Term of the bonds		
	(6)	Interest rate of the bonds		
	(7)	Method and term of repayment for interest of the bonds		
	(8)	Term of redemption of the bonds		
	(9)	Guarantee		
	(10)	Term of the warrants		
	(11)	Conversion period of the warrants		
	(12)	Proportion of exercise rights for the warrants		
	(13)	Exercise price of the warrants		
	(14)	Adjustment of the exercise price and the proportion of exercise rights of the warrants		
	(15)	Use of proceeds from the proposed issuance		
	(16)	Validity of the resolution on proposed issuance		
	(17)	Authorisations to the Board of Directors to complete matters related to the proposed issuance		

Date: ______________________________

Signature(s): ______________________________ (Note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Tsingtao Brewery registered in your name(s).
2. Please insert full name(s) and address(es) in BLOCK LETTERS.
3. Please insert the name and address of your proxy. If this is left blank, the chairman of the H Shareholders' EGM will act as your proxy. One or more proxies, who may not be member(s) of Tsingtao Brewery, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
4. Attention: If you wish to vote FOR any resolution, please indicate with a " √" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a " √" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.
5. This form of proxy must be signed under hand by you or your attorney duly authorized on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.
6. This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be delivered by holders of H Shares to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong at least 24 hours before the time designated for the holding of the H Shareholders' EGM..



TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

REPLY SLIP FOR THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF H SHARES FOR THE YEAR 2007

I/We[(1)] ______________________________

of ______________________________ Tel. No: ______________________________

being the holder(s) of [(2)] ______________________ H Share(s) of RMB1.00 each in the capital of Tsingtao Brewery Company Limited ("Tsingtao Brewery") hereby confirm that I/we or my/our proxy wish to attend the first extraordinary general meeting for holders of H Shares of Tsingtao Brewery for the year 2007 to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, the People's Republic of China at 10:30 a.m. (or immediately after the extraordinary general meeting for holders of domestic shares) on Thursday, 27 December 2007.

Signature(s): ______________________

Date: ______________________

Notes:

1. Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in BLOCK LETTERS.
2. Please insert the number of shares registered under your name(s).
3. The completed and signed reply slip should be delivered to Tsingtao Brewery by hand, by post or by fax at Tsingtao Beer Tower, May Fourth Square, Hongkong Road Central, Qingdao, the Peoples's Republic of China (Postal Code: 266071) (Fax no.: (+86) 532 8571 3240) such that the same shall be received by Tsingtao Brewery on or before Friday, 7 December 2007. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the extraordinary general meeting for holders of H Shares.

IMPORTANT

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your overseas listed foreign shares in Tsingtao Brewery Company Limited, you should at once hand this circular together with proxy forms attached hereto to the purchaser or to the bank, stockbroker or whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.


TSINGTAO
青岛啤酒

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

PROPOSED ISSUANCE OF BONDS WITH WARRANTS IN MAINLAND CHINA

The notices convening the EGM, the Domestic Shareholders' EGM and the H Shareholders' EGM for the year 2007 of Tsingtao Brewery Company Limited to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, the People's Republic of China at 9:00 a.m., 10:00 a.m. (or immediately after the EGM) and 10:30 a.m. (or immediately after the Domestic Shareholders' EGM) respectively on 27 December 2007 (Thursday) are reproduced on pages 16 to 24 of this circular.

9 November 2007

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

"A Shares"	Renminbi-denominated ordinary domestic shares with nominal value of RMB1.00 each in the share capital of Tsingtao Brewery and which are listed on the Shanghai Stock Exchange
"Articles of Association"	the articles of association of Tsingtao Brewery
"Board of Directors"	the board of directors of Tsingtao Brewery
"Bonds with Warrants"	up to RMB1,500,000,000 in the principal amount of bonds with detachable warrants which are convertible into new A Shares of Tsingtao Brewery, proposed to be issued by Tsingtao Brewery within the Mainland China and to be listed on the Shanghai Stock Exchange
"CSRC"	the China Securities Regulatory Commission of the PRC
"connected person"	has the meaning ascribed to it in the Listing Rules
"Domestic Shares"	Shares issued by Tsingtao Brewery under PRC law, the par value of which is denominated in Renminbi, and which are subscribed for in Renminbi
"Domestic Shareholders' EGM"	the extraordinary general meeting for the holders of the Domestic Shares of Tsingtao Brewery to be held on 27 December 2007 at 10:00 a.m. (or immediately after the EGM) at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, PRC
"EGM"	the extraordinary general meeting of Tsingtao Brewery to be held on 27 December 2007 at 9:00 a.m. at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, PRC
"H Shares"	overseas listed foreign shares in the Tsingtao Brewery's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

"H Shareholders' EGM"	the extraordinary general meeting for the holders of H Shares of Tsingtao Brewery to be held on 27 December 2007 at 10:30 a.m. (or immediately after the Domestic Shareholders' EGM) at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, PRC
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Mainland China"	the PRC excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"Offering Memorandum"	the offering memorandum in relation to the Proposed Issuance.
"PRC"	the People's Republic of China
"Proposed Issuance"	the proposed issuance of the Bonds with Warrants
"RMB"	Renminbi, the lawful currency of PRC
"Share(s)"	the H Share(s) and A Share(s) of Tsingtao Brewery
"Shareholders"	holders of the Shares
"Shareholders' Meetings"	the EGM, the Domestic Shareholders' EGM and the H Shareholders' EGM
"Tsingtao Brewery"	Tsingtao Brewery Company Limited
"Warrants"	detachable warrants that comes with the Bonds with Warrants, convertible into new A Shares of Tsingtao Brewery and which will be listed and tradable on the Shanghai Stock Exchange



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

Executive Directors:
Mr. Li Guirong *(Chairman)*
Mr. Jin Zhiguo *(Vice Chairman)*
Mr. Sun Mingbo
Mr. Liu Yingdi
Mr. Sun Yuguo

Non-executive Directors:
Mr. Stephen J. Burrows *(Vice Chairman)*
Mr. Mark F. Schumm

Independent Directors:
Mr. Chu Zhengang
Mr. Fu Yang
Ms. Li Yan
Mr. Poon Chiu Kwok

Registered Address:
56 Dengzhou Road
Qingdao, Shandong Province
People's Republic of China

Business Address:
Tsingtao Beer Tower
May Fourth Square
Hongkong Road Central
Qingdao, Shandong Province
People's Republic of China
266071

9 November 2007

To the Shareholders

Dear Sir or Madam,

PROPOSED ISSUANCE OF BONDS WITH WARRANTS IN MAINLAND CHINA

The Board of Directors proposes to convene the EGM, the Domestic Shareholders' EGM and the H Shareholders' EGM on 27 December 2007 to consider and, if thought fit, approve by way of a special resolution in relation to (I) the items of the proposal for the issuance of Bonds with Warrants in the Mainland China; and to consider, if thought fit, approve by way of ordinary resolutions in relation to (II) the feasibility of projects to be invested with

the proceeds from the Proposed Issuance; and (III) the description prepared by the Board of Directors on the use of the proceeds from the previous issuance of 100,000,000 A Shares by Tsingtao Brewery in 2001 at the EGM. Details of the proposed resolutions are as follows:

I. THE RESOLUTION RELATING TO THE PROPOSAL FOR THE ISSUANCE OF BONDS WITH WARRANTS IN THE MAINLAND CHINA

In accordance with the relevant provisions of the Company Law of the PRC, the Securities Law of the PRC, and the Administrative Measures for the Issuance of Securities by Listed Companies issued by the CSRC, the Board of Directors conducted a review and took the view that Tsingtao Brewery has satisfied the criteria for the issuance of Bonds with Warrants. The Board of Directors considered and approved the proposal for the issuance of the Bonds with Warrants. The major terms of the Proposed Issuance have been fixed, but it will be proposed at the Shareholders' Meetings to authorise the Board of Directors to determine the details of such terms based on market conditions. Details of the proposal for the issuance of the Bonds with Warrants are as follows:

(1) Issuance size

This proposed issuance of Bonds with Warrants will be in an amount of not more than RMB1,500,000,000 with no more than 15,000,000 certificates of bonds to be issued. The subscriber of each bond certificate can obtain warrants issued by Tsingtao Brewery at nil consideration. It will be proposed at the Shareholders' Meetings to authorise the Board of Directors, subject to the condition that the aggregate amount of the proceeds raised after full exercise of the warrants attached to the bonds shall not exceed the total amount of the bonds proposed to be issued, to determine the details of the size of issuance and the number of warrants attached to the bonds based on market conditions.

(2) Issuance price

The Bonds with Warrants will be issued at par with a nominal value of RMB100 each. The warrants attached to the bonds are to be distributed to the subscribers of the bonds on a pro rata basis at no consideration.

(3) Issuance target

The issuance target is institutional investors having maintained shareholders' account for ordinary shares in RMB (A Shares) at the Shanghai Stock Exchange and the public investors (except for those prohibited under the laws and regulations of the State).

(4) **Method of issuance**

The Bonds with Warrants will be issued in the PRC. Existing holders of Tsingtao Brewery's A Shares are entitled to preferential subscription rights in respect of the Proposed Issuance. It will be proposed at the Shareholders' Meetings to authorise the Board of Directors to determine the actual preferential subscription ratio based on actual conditions. Such ratio will be disclosed in the Offering Memorandum.

The portion not taken up by existing holders of Tsingtao Brewery's A Shares and net the remaining portion which may be preferentially subscribed by existing holders of Tsingtao Brewery's A Shares will be issued to qualified investors according to market conditions.

(5) **Term of the bonds**

6 years from the date of issuance of the Bonds with Warrants.

(6) **Interest rate of the bonds**

It will be proposed at the Shareholders' Meetings to authorise the Board of Directors to determine the interest rate and the method of determining the interest rate according to market conditions together with the lead underwriter(s). The interest rate will be disclosed in the Offering Memorandum.

(7) **Method and term of repayment for interest of the bonds**

Interest will be paid once a year after the date of issuance. Within 5 trading days after the expiry date of the bonds issued under the Proposed Issuance, Tsingtao Brewery will repay all the matured bonds according to the nominal value of the bonds together with interest accrued for the period concerned.

(8) **Term of redemption of the bonds**

If there is a change in the application of the proceeds from the Proposed Issuance and which is regarded by the relevant requirements of the CSRC as a change of use of proceeds, then the holders of the bonds are entitled to demand redemption of the bonds by Tsingtao Brewery at the nominal value together with the interest accrued for the period concerned for one time.

(9) Guarantee

It will be proposed at the Shareholders' Meetings to authorise the Board of Directors to determine whether a guarantee is required based on market conditions, and to complete the relevant matters accordingly.

(10) Term of the Warrants

18 months from the listing of the Warrants at the Shanghai Stock Exchange.

(11) Conversion period of the Warrants

The last 5 trading days prior to the end of the term of the warrants.

(12) Proportion of exercise rights for the Warrants

The proportion of exercise rights for the warrants attached to this proposed issuance is not less than 2:1, i.e. two warrants represent the conversion rights to not more than one A Share issued by Tsingtao Brewery. It will be proposed at the Shareholders' Meetings to authorise the Board of Directors to determine the actual proportion of exercise rights of the warrants attached to the Proposed Issuance based on market conditions. The proportion of exercise rights will be disclosed in the Offering Memorandum.

(13) Exercise price of the Warrants

The exercise price of warrants which represents 1 A Share of Tsingtao Brewery will be determined according to the following principles: the exercise price shall not be lower than the average price of: Tsingtao Brewery's A Shares as quoted for 20 trading days before the date of issuance of the Offering Memorandum and the average price of Tsingtao Brewery's A Shares 1 trading day before the date of issuance of the Offering Memorandum, Tsingtao Brewery's H Shares as quoted for 20 trading days before the date of issuance of the Offering Memorandum and the average price of Tsingtao Brewery's H Shares 1 trading day before the date of issuance of the Offering Memorandum. The details of the exercise price and the method of determination will be proposed at the Shareholders' Meetings to authorise the Board of Directors for determination based on market conditions, relevant regulations and negotiations with the lead underwriter(s) to the extent of the scope set out hereinabove.

(14) Adjustment of the exercise price and the proportion of exercise rights of the Warrants

During the term of the Warrants, in the event that the trading of A Shares of Tsingtao Brewery is on ex-rights or ex-dividend basis, the exercise price and the proportion of exercise rights for the Warrants shall be adjusted accordingly.

1. When the trading of A Shares of Tsingtao Brewery is on ex-rights basis, the exercise price and the proportion of exercise rights for the Warrants shall be adjusted according to the formula as follows: New exercise price = Existing exercise price x (the reference price of A Shares of Tsingtao Brewery on the ex-rights day/ the closing price of A Shares of Tsingtao Brewery on the trading day before the ex-rights day);

   New proportion of exercise rights = Existing proportion of exercise rights x (the closing price of A Shares of Tsingtao Brewery on the trading day before the ex-rights day/ the reference price of A Shares of Tsingtao Brewery on the ex-rights day).

2. When the trading of A Shares of Tsingtao Brewery is on ex-dividend basis, the proportion of exercise rights for the Warrants remained unchanged, and the exercise price shall be adjusted according to the formula as follows:

   New exercise price = Existing exercise price x (the reference price of A Shares of Tsingtao Brewery on the ex-dividend day/ the closing price of A Shares of Tsingtao Brewery on the trading day before the ex-dividend day).

(15) Use of proceeds from the Proposed Issuance

It is intended that, the proceeds from the Proposed Issuance of Bonds with Warrants will be applied to the following projects:

1. Project of Tsingtao Brewery (Xuzhou) Pengcheng Co., Ltd. on establishing a new beer production base with annual output capacity of 2,000,000 hl;

2. Project of Tsingtao Brewery No. 3 Co., Ltd. on establishing a new beer production base with annual output capacity of 3,000,000 hl;

3. Project of Tsingtao Brewery (Rizhao) Co., Ltd. on establishing a new beer production base with annual output capacity of 2,000,000 hl;

4. Project of Tsingtao Brewery (Jinan) Co., Ltd. on establishing a new beer production base with annual output capacity of 3,000,000 hl;

5. Project of Tsingtao Brewery (Chengdu) Co., Ltd. on establishing a new beer production base with annual output capacity of 1,000,000 hl;

6. Project on expansion of Tsingtao Brewery malt factory to increase its malt production capacity by 100,000 tonnes;

An amount of RMB1,924,000,000 is required for the above projects and it is intended that RMB1,500,000,000 will come from the proceeds raised from the Proposed Issuance. In the event that the availability of the proceeds from the Proposed Issuance is inconsistent with the timing for funding requirements for the projects, Tsingtao Brewery will firstly invest in such projects with other available funding based on actual conditions, and the funding of which will be replaced by the proceeds from the Proposed Issuance once available. When the proceeds are available, Tsingtao Brewery will prioritise their use according to the needs of the projects as stated above.

If the proceeds raised from the Proposed Issuance are not entirely sufficient to finance the above projects, Tsingtao Brewery will use other ways of financing based on actual needs. Any surplus from the proceeds will be applied to supplement working capital.

The proceeds raised from the Warrants will not be more than the proceeds from the Proposed Issuance of Bonds with Warrants, i.e. RMB1,500,000,000. It is intended that RMB700,000,000 will be invested in the new establishment or expansion of beer production bases in Shandong, Guangdong, Jiangxi and Fujian; and RMB800,000,000 will be invested in the acquisition of other beer production enterprises in the PRC based on market conditions and negotiation results.

Tsingtao Brewery has set up a system to administer the use of proceeds. The proceeds will be deposited in a specific account for the proceeds as determined by the Board of Directors.

(16) Validity of the resolution on the Proposed Issuance

The resolutions approving the Proposed Issuance to be passed at the Shareholders' Meetings will be valid for 12 months, starting from the date of the passing of the resolutions.

(17) Authorisations to the Board of Directors to complete matters related to the Proposed Issuance

To ensure the successful implementation of the Proposed Issuance, it is proposed at the Shareholders' Meetings to authorise the Board of Directors to complete the matters related to the Proposed Issuance, including but not limited to:

1. subject to the laws, regulations and other regulatory documents and to the extent of the scope as permitted by the Articles of Association, determining the specific terms and proposal prior to the issuance in accordance with the requirements of the regulatory authorities and in view of the actual conditions of Tsingtao Brewery, to formulate and implement the final proposal for the Bonds with Warrants and to decide on the timing of such issuance;

2. determining the specific arrangements on the use of proceeds as stated above based on actual conditions. For example, subject to the prevailing applicable laws in the PRC, if the PRC government announces new regulations in relation to the issue of Bonds with Warrants, or the regulatory authorities have new requirements, or there are changes in market conditions, the Board of Directors will adjust the issuance proposal and use of proceeds in accordance with the requirements of the State and regulatory authorities and based on market conditions;

3. producing, amending and filing the application materials of the Proposed Issuance according to the requirements of the securities regulatory authorities;

4. amending, supplementing, executing, submitting, reporting and implementing important documents such as contracts and agreements (including but not limited to underwriting and sponsorship agreements and agreements relating to projects financed by proceeds of the issue) during the course of the Proposed Issuance;

5. engaging the sponsors (lead underwriters) and other intermediaries and completing other matters relating to the Proposed Issuance;

6. completing matters relating to the listing of the Bonds with Warrants;

7. determining the specific arrangements for the establishment or expansion projects, and specific acquisition and merger targets which will involve the use of proceeds from the Proposed Issuance; and to formulate and implement the corresponding acquisition and merger proposals;

8. after the period for exercising the warrants, amending the relevant provisions of the Articles of Association, and to complete the filing and change of registration based on actual exercise conditions.

Items 1 – 6 of the above authorisations shall be effective within one year after the same have been considered and passed at the Shareholders' Meetings, while items 7 and 8 shall be effective during the term of the relevant events.

The proposed issue of the Bonds with Warrants is subject to the obtaining of the approvals from the Shareholders at the Shareholders' Meetings and the approval of the CSRC.

II. THE RESOLUTION RELATING TO THE FEASIBILITY OF THE PROJECTS TO BE INVESTED WITH THE PROCEEDS FROM THE PROPOSED ISSUANCE

It is intended that the proceeds of RMB1,500,000,000 from the issuance of Bonds with Warrants will be applied to the projects of Tsingtao Brewery (Xuzhou) Pengcheng Co., Ltd., Tsingtao Brewery No. 3 Co., Ltd., Tsingtao Brewery (Rizhao) Co., Ltd., Tsingtao Brewery (Jinan) Co., Ltd. and Tsingtao Brewery (Chengdu) Co., Ltd. on establishing new beer production bases and project on expansion of malt factory. The proceeds raised from the Warrants will not be more than RMB1,500,000,000. It is intended that RMB700,000,000 will be invested in the new establishment or expansion of beer production bases in Shandong, Guangdong, Jiangxi and Fujian; and RMB800,000,000 will be invested in the acquisition of other beer production enterprises in the PRC based on market conditions and negotiation results.

1. Project of Tsingtao Brewery (Xuzhou) Pengcheng Co., Ltd. on establishing a new beer production base with annual output capacity of 2,000,000 hl

In order to meet the market demand in Xuzhou area, Tsingtao Brewery proposes to establish a new beer production base with annual output capacity of 2,000,000 hl by increasing investment in Tsingtao Brewery (Xuzhou) Pengcheng Co., Ltd., with a total investment of RMB240,000,000, to be contributed fully from the proceeds raised from the issue. Under the preliminary estimation of Tsingtao Brewery, upon reaching the said annual output capacity, the internal rate of return of the project will be 12%, and its static investment recovery period will be 7 years.

2. **Project of Tsingtao Brewery No. 3 Co., Ltd. on establishing a new beer production base with annual output capacity of 3,000,000 hl**

In order to meet the local market demand, Tsingtao Brewery proposes to establish a new beer production base with annual output capacity of 3,000,000 hl by increasing investment in Tsingtao Brewery No. 3 Co., Ltd., with a total investment of RMB294,000,000, of which RMB220,000,000 will be contributed from the proceeds raised from the issue. Under the preliminary estimation of Tsingtao Brewery, upon reaching the said annual output capacity, the internal rate of return of the project will be 14%, and its static investment recovery period will be 7 years.

3. **Project of Tsingtao Brewery (Rizhao) Co., Ltd. on establishing a new beer production base with annual output capacity of 2,000,000 hl**

In order to meet the market demand in Rizhao area, Tsingtao Brewery proposes to establish a new beer production base with annual output capacity of 2,000,000 hl by increasing investment in Tsingtao Brewery (Rizhao) Co., Ltd., with a total investment of RMB280,000,000, to be contributed fully from the proceeds raised from the issue. Under the preliminary estimation of Tsingtao Brewery, upon reaching the said annual output capacity, the internal rate of return of the project will be 20%, and its static investment recovery period will be 6 years.

4. **Project of Tsingtao Brewery (Jinan) Co., Ltd. on establishing a new beer production base with annual output capacity of 3,000,000 hl**

In order to meet the market demand in Jinan area, Tsingtao Brewery proposes to establish a new beer production base with annual output capacity of 3,000,000 hl by increasing investment in Tsingtao Brewery (Jinan) Co., Ltd., with a total investment of RMB560,000,000, of which RMB360,000,000 will be contributed from the proceeds raised from the issue. Under the preliminary estimation of Tsingtao Brewery, upon reaching the said annual output capacity, the internal rate of return of the project will be 19%, and its static investment recovery period will be 6 years.

5. **Project of Tsingtao Brewery (Chengdu) Co., Ltd. on establishing a new beer production base with annual output capacity of 1,000,000 hl**

In order to meet the market demand in Chengdu area, Tsingtao Brewery proposes to establish a new beer production base with annual output capacity of 1,000,000 hl by increasing investment in Tsingtao Brewery (Chengdu) Co., Ltd., with a total investment of RMB249,800,000, of which RMB50,000,000 will be contributed from the proceeds raised from the issue. Under the preliminary estimation of Tsingtao Brewery, upon reaching the said annual output capacity, the internal rate of return of the project will be 14%, and its static investment recovery period will be 7 years.

6. **Project on expansion of Tsingtao Brewery malt factory**

In order to meet the increasing demand for beer output, Tsingtao Brewery proposes to expand the malt factory to increase its malt production capacity by 100,000 tonnes, with a total investment of RMB350,000,000, to be contributed fully from the proceeds raised from the issue. Under the preliminary estimation of Tsingtao Brewery, upon reaching the output capacity, the internal rate of return of the project will be 11%, and its static investment recovery period will be 10 years.

According to the future development strategy of Tsingtao Brewery, in order to strengthen and expand the core brewery business of Tsingtao Brewery and increase the market share of Tsingtao Brewery in brewery industry, Tsingtao Brewery intends to apply the proceeds from the Warrants in the new establishment or expansion of beer production bases in Shandong, Guangdong, Jiangxi and Fujian, and the acquisition of other beer production enterprises in the PRC based on market conditions, so as to increase the market competitiveness of Tsingtao Brewery and to continue to increase its brand influence.

The Board of Directors is of the view that the projects proposed to be invested through the Proposed Issue are in line with the development strategy of Tsingtao Brewery. Once the projects commence operation, they will assist Tsingtao Brewery to further develop its core businesses, increase its scale of operation, and enhance its competitiveness and capability for sustainable development. The use of proceeds from the Proposed Issuance is practical and feasible.

III. THE RESOLUTION RELATING TO THE DESCRIPTION PREPARED BY THE BOARD OF DIRECTORS ON THE USE OF PROCEEDS FROM THE PREVIOUS ISSUANCE OF 100,000,000 A SHARES BY TSINGTAO BREWERY IN 2001

For details, please refer to the overseas regulatory announcement published on the date hereof.

On 9 November 2007, PricewaterhouseCoopers issued the PricewaterhouseCoopers Zhong Tian Te Shen Zi (2007) No. 519 "Audit Report on the Use of Proceeds from the Previous Issuance of Tsingtao Brewery Company Limited" to Tsingtao Brewery.

IV. IMPLICATION UNDER THE LISTING RULES

Tsingtao Brewery confirms that new A Shares to be issued for exercising the Warrants, when aggregated with all other equity securities which remain to be issued on the exercise of the subscription rights shall not exceed 20% of the total number of issued A Shares in Tsingtao Brewery at the time of issuing the Warrants. Such new A Shares will be issued under the special mandate approved by the Shareholders at the Shareholders' Meetings. The term of the Warrants is 18 months from the listing of the Warrants on the Shanghai Stock Exchange. The holders of the Warrants have no rights to participate in any distributions and/or offers of further securities made by Tsingtao Brewery. Accordingly, the Proposed Issuance is in compliance with Rule 15.02 of the Listing Rules.

Assuming the Warrants are to be fully exercised, Tsingtao Brewery will issue not more than 130,630,000 A Shares and the percentage of H Shares will be reduced from approximately 50.07% of the current share capital of Tsingtao Brewery to not less than approximately 45.53% of the enlarged share capital of Tsingtao Brewery. There is no outstanding warrants as at the date of this announcement.

Tsingtao Brewery confirms that if any of the issuance targets are connected persons of Tsingtao Brewery at the time of issuing the Bonds with Warrants (including Tsingtao Brewery Group Company Limited, Tsingtao Brewery's controlling shareholder holding a 30.56% interest in Tsingtao Brewery), and exercises its right and subscribes for the Bonds with Warrants under the Proposed Issuance, Tsingtao Brewery will comply with the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules (if applicable). As far as Tsingtao Brewery is aware, having made all reasonable enquiries, no Shareholder which has a material interest is required to abstain from voting at the Shareholders' Meetings.

V. IMPLICATION UNDER PRC LAWS AND REGULATIONS

Under the relevant PRC laws and regulations, the proposed issue of Bonds with Warrants is subject to (i) approval from Shareholders at the Shareholders' Meetings; and (ii) approvals from the relevant PRC regulatory authorities.

VI. RECOMMENDATION

The Board of Directors believes the Proposed Issuance is in the best interests of Tsingtao Brewery and its Shareholders, and therefore recommend all the Shareholders to vote in favour of the relevant resolutions at the Shareholders' Meetings.

VII. EGM, DOMESTIC SHAREHOLDERS' EGM AND H SHAREHOLDERS' EGM

The EGM, the Domestic Shareholders' EGM and the H Shareholders' EGM will be convened at 9:00 a.m., 10:00 a.m. (or immediately after the EGM) and 10:30 a.m. (or immediately after the Domestic Shareholders' EGM) respectively on 27 December 2007 at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, the PRC. Notices of the EGM, the Domestic Shareholders' EGM and the H Shareholders' EGM are set out on pages 16 to 24 of this circular.

Reply slips and forms of proxy for use in connection with the EGM and the H Shareholders' EGM are enclosed with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slips by post or by fax or by delivering in accordance with the instructions printed thereon to the business address of Tsingtao Brewery at Tsingtao Beer Tower, May Fourth Square, Hongkong Road Central, Qingdao, the PRC (Postal Code: 266071) or at fax number (+86) 532 8571 3240 as soon as possible but in any event no later than 7 December 2007. Failure to complete or return the reply slips will not preclude eligible Shareholders from attending and voting in person at the relevant meeting should you so wish.

Completion and return of the forms of proxy will not preclude you from attending and voting in person at the Shareholders' Meetings should you so wish.

Pursuant to Article 73 of the existing Articles of Association, at any shareholders' general meeting, a resolution shall be decided on a show of hands unless a poll is demanded before or after a vote by show of hands by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(3) one or more shareholders (including proxies) holding, either calculated separately or in aggregate, one-tenth or more of the shares carrying the right to vote at the meeting.

Yours faithfully,
For and on behalf of the Board
LI GUIRONG
Chairman



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2007

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting for the year 2007 (the "EGM") is convened by the Board of Directors of Tsingtao Brewery Company Limited ("Tsingtao Brewery") to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, the People's Republic of China at 9:00 a.m. on 27 December 2007 for the following purposes:

By way of special resolutions:

1. To consider item by item the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants", including:

    (1) Issuance size

    (2) Issuance price

    (3) Issuance target

    (4) Method of issuance

    (5) Term of the bonds

    (6) Interest rate of the bonds

    (7) Method and term of repayment for interest of the bonds

    (8) Term of redemption of the bonds

    (9) Guarantee

    (10) Term of the warrants

(11) Conversion period of the warrants

(12) Proportion of exercise rights for the warrants

(13) Exercise price of the warrants

(14) Adjustment of the exercise price and the proportion of exercise rights of the warrants

(15) Use of proceeds from the proposed issuance

(16) Validity of the resolution on the proposed issuance

(17) Authorisations to the Board of Directors to complete matters related to the proposed issuance.

If any of the above 17 sub-resolutions is not passed by two-third of voting rights held by shareholders who attend the EGM, the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants" shall not be passed. The implementation of the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants" is also required to be approved at the extraordinary general meeting for holders of domestic shares and the extraordinary general meeting for holders of H shares of Tsingtao Brewery.

By way of ordinary resolutions:

2. To consider the "Resolution relating to the Feasibility of the Projects to be Invested with the Proceeds from the Proposed Issuance"

3. To consider the "Description Prepared by the Board of Directors on the Use of Proceeds from the Previous Issuance"

For details of the above three resolutions, please refer to the "Announcement on Resolutions of the Extraordinary Meeting of the Fifth Session of the Board of Directors" and the "Description Prepared by the Board of Directors on the Use of Proceeds from the Previous Issuance" published on the date hereof.

Voting at the EGM will be conducted both on site and via the Internet. Holders of the domestic shares may exercise his/her voting rights via the trading system of the Shanghai Stock Exchange during the time for voting via the Internet. Where a holder of the domestic shares casts more than one vote for the same share, the following rules shall apply: only one voting method can be chosen for voting under the same share; if more than one vote is repeatedly cast for the same share on site, via the Internet or by other means, the first voting result shall prevail. The time for voting via the Internet will be from 9:30 to 11:30 and from 13:00 to 15:00 on 27 December 2007.

By order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
9 November 2007



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF DOMESTIC SHARES FOR THE YEAR 2007

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting for holders of domestic shares for the year 2007 (the "Domestic Shareholders' EGM") is convened by the Board of Directors of Tsingtao Brewery Company Limited ("Tsingtao Brewery") to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, the People's Republic of China at 10:00 a.m. (or immediately after the EGM) on 27 December 2007 for the following purposes:

By way of special resolutions:

1. To consider item by item the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants", including:

   (1) Issuance size

   (2) Issuance price

   (3) Issuance target

   (4) Method of issuance

   (5) Term of the bonds

   (6) Interest rate of the bonds

   (7) Method and term of repayment for interest of the bonds

   (8) Term of redemption of the bonds

   (9) Guarantee

   (10) Term of the warrants

(11) Conversion period of the warrants

(12) Proportion of exercise rights for the warrants

(13) Exercise price of the warrants

(14) Adjustment of the exercise price and the proportion of exercise rights of the warrants

(15) Use of proceeds from the proposed issuance

(16) Validity of the resolution on the proposed issuance

(17) Authorisations to the Board of Directors to complete matters related to the proposed issuance.

If any of the above 17 sub-resolutions is not passed by two-third of voting rights held by shareholders who attend the Domestic Shareholders' EGM, the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants" shall not be passed. The implementation of the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants" is also required to be approved during the EGM and the extraordinary general meeting for holders of H shares of Tsingtao Brewery.

By order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
9 November 2007



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF H SHARES FOR THE YEAR 2007

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting for holders of H Shares for the year 2007 (the "H Shareholders' EGM") is convened by the Board of Directors of Tsingtao Brewery Company Limited ("Tsingtao Brewery") to be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hongkong Road East, Qingdao, the People's Republic of China at 10:30 a.m. (or immediately after the Domestic Shareholders' EGM) on 27 December 2007 for the following purposes:

By way of special resolutions:

1. To consider item by item the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants", including:

    (1) Issuance size

    (2) Issuance price

    (3) Issuance target

    (4) Method of issuance

    (5) Term of the bonds

    (6) Interest rate of the bonds

    (7) Method and term of repayment for interest of the bonds

    (8) Term of redemption of the bonds

    (9) Guarantee

    (10) Term of the warrants

(11) Conversion period of the warrants

(12) Proportion of exercise rights for the warrants

(13) Exercise price of the warrants

(14) Adjustment of the exercise price and the proportion of exercise rights of the warrants

(15) Use of proceeds from the proposed issuance

(16) Validity of the resolution on the proposed issuance

(17) Authorisations to the Board of Directors to complete matters related to the proposed issuance.

If any of the above 17 sub-resolutions is not passed by two-third of voting rights held by shareholders who attend the H Shareholders' EGM, the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants" shall not be passed. The implementation of the "Resolution relating to the Proposal for the Issuance of Bonds with Warrants" is also required to be approved during the EGM and the Domestic Shareholders' EGM of Tsingtao Brewery.

By order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
9 November 2007

Notes:

1. **Eligibility for attending the shareholders' meetings**

   Holders of Tsingtao Brewery's H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of Tsingtao Brewery's domestic shares whose names appear on the register of members maintained by the China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Tuesday, 27 November 2007 are eligible to attend the EGM.

   Holders of Tsingtao Brewery's H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 27 November 2007 are eligible to attend the H Shareholders' EGM. Holders of Tsingtao Brewery's domestic shares whose names appear on the register of members maintained by the China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Tuesday, 27 November 2007 are eligible to attend the Domestic Shareholders' EGM.

2. **Proxy**

   (1) A member eligible to attend and vote at the shareholders' meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of Tsingtao Brewery.

   (2) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

   (3) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the form of proxy must be delivered, in the case of holders of domestic shares, to Tsingtao Brewery, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time appointed for the holding of the shareholders' meeting.

   (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3. **Registration procedures for attending the shareholders' meetings**

   (1) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

   (2) Shareholders intending to attend the shareholders' meetings should return the reply slip for attending the EGM, the Domestic Shareholders' EGM and H Shareholders' EGM to Tsingtao Brewery on or before Friday, 7 December 2007.

   (3) Shareholders may send the reply slip to Tsingtao Brewery in person, by post or by fax.

4. **Closure of Registers of Members**

The registers of members of H Shares of Tsingtao Brewery will be closed from Wednesday, 28 November 2007 to Thursday, 27 December 2007 (both dates inclusive). Holders of H shares who intend to attend the EGM and the H Shareholders' EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the share registrar of H Shares of Tsingtao Brewery, at or before 4:00 on Tuesday, 27 November 2007.

5. **Other Matters**

(1) The shareholders' meeting is expected to last half a day. Shareholders who attend the meeting shall bear their own travelling and lodging expenses.

(2) The address of the share registrar for H Shares of Tsingtao Brewery, Hong Kong Registrars Limited, is at Rooms 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(3) The business address of Tsingtao Brewery is at:

Tsingtao Beer Tower, May Fourth Square, Hongkong Road Central, Qingdao, the People's Republic of China

Postal code: 266071

Telephone No.: (+86) 532 8571 3831

Facsimile No.: (+86) 532 8571 3240

Directors of Tsingtao Brewery as at the date hereof:

Executive Directors: *Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*

Non-executive Directors: *Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*

Independent Directors: *Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

END